Mail Stop 4561

December 5, 2006

Charles Smith
Senior Vice President and
Chief Financial Officer
Norampac Inc.
1061 Parent Street
Saint-Bruno, Quebec, Canada J3V 6R7

> **Re:** **Norampac Inc.**
> **Form 20-F for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed June 29, 2006**
> **File No. 333-08550**

Dear Mr. Smith:

We have reviewed your response letter dated September 28, 2006 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 29, 2006

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

1. Please refer to comment 4 in our letter dated September 28, 2006. We have reviewed your response and note that you have not provided the information requested in the previous comment. As a result, regarding the significant deficiencies identified by PricewaterhouseCoopers, we reissue our previous comment to tell us (1) specifically what periods these deficiencies existed, (2)

what the deficiencies relate to, (3) the impact these deficiencies had on your financial statements and (4) whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of these deficiencies.

Note 24. Interest in Joint Venture, page F-40

2.	Please refer to comment 9 in our letter dated September 28, 2006. We note in your response that you that you conducted a thorough analysis in determining that the Metro Waste joint venture was a joint venture and not a variable interest entity. Provide us with an analysis of how you determined that the Metro Waste joint venture was not a variable interest entity. Refer to paragraph 5 of FIN46(R).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant